UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 11, 2022

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	OTHER EVENTS

Atlis Motor Vehicles, Inc (“the Company”) is unable to meet the extended filing deadline for its Annual Report on Form 1-K pursuant to 17 CFR § 230.257 (f) due to the Company’s audit team having been unable to timely finalize the audit and produce audited financial statements within the required 120 day period. Due to some complications in reporting employee stock options, the audited financial statements have taken longer to produce than expected. While the Company was obligated to file its Annual Report within the prescribed time period, the Company states in good faith that factors outside of its control have left it unable to timely file its Annual Report on Form 1-K. The Company’s auditors expect to resolve the 2021 audited financial statements in the coming days. The Company will file the Annual Report no later than May 13, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: May 11, 2022